UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quest Group International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74836L 108

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Sales Team Automation, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percentage of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person (See Instructions) PN

Introductory Statement

This Amendment No. 1 amends the statement on Schedule 13G originally filed with the Securities and Exchange Commission on October 31, 2007 with respect to shares of common stock of Quest Group International, Inc., a Nevada corporation (the “Company”). On April 29, 2007, the Company issued 63,000,000 shares of common stock. None of these shares were issued to the reporting person. As a result, as of such date the reporting person owed less than 5% of the total outstanding shares of the Company. On May 14, 2007, the reporting person cancelled 1,000,000 shares held by the reporting person in consideration for $35,000 which was paid by the Company. As of this date, the reporting person owns no common stock of the Company.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 0
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote – 0
(ii)	shared power to vote or to direct the vote - 0
(iii)	sole power to dispose or to direct the disposition of - 0
(iv)	shared power to dispose or to direct the disposition of - 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2007	SALES TEAM AUTOMATION, LLC By: /s/ David R. Elkington . David R. Elkington, Manager

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